September 15, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549
Attn: Terry French, Accountant Branch Chief

Re: Level 3 Communications, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-35134

Dear Mr. French:

On September 4, 2014, the SEC provided verbal comments with respect to Level 3 Communications, Inc.'s supplemental response dated September 2, 2014 in relation to the Company’s Form 10-K for the year ended December 31, 2013. For your convenience, we have included a summary of the Staff's comment in italics below and have provided our response as well. References in this letter to the “Company” are references to Level 3 Communications, Inc., and its consolidated subsidiaries unless the context states otherwise.

Selling, General and Administrative, page 80

1.
Please provide supplementally, a SAB 99 materiality analysis supporting the allocation of Selling, General and Administrative Expenses between Network Related Expenses and Selling, General and Administrative Expenses.

Response:

The Company is providing the analysis requested supplementally.

In response to the Staff's request, management assessed whether the impact of a change in presentation of a portion of Selling, General and Administrative Expenses to Network Related Expenses is material to the Company's previously issued financial statements when considered as a whole, and have concluded it is not. ASC 250-10-SS99-2 states that "correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements". Accordingly, Level 3 proposes to correct the presentation through a revision of its previously issued financial statements when the Company files its next Form 10-Q for the nine-months ended September 30, 2014 and corresponding Form 10-K for the year ended December 31, 2014. To assist the Staff in understanding the basis for our conclusion that an immaterial error correction would be appropriate, we have provided below for the Staff's consideration, the facts considered in management's SAB 99 analysis and related conclusion.

Materiality Guidance

As indicated in ASC 250-10-45-27, "In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income to the full fiscal year and also to the effect on the trend of earnings." ASC 250-10-S99-1 notes that materiality concerns the significance of an item to users of a registrant's financial statements, and is material if there is a substantial likelihood that a reasonable person would consider it important.

In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

As further indicated in ASC 250-10-S99, under the governing principles, an assessment of materiality requires that one views the facts in the context of the "surrounding circumstances," as the accounting literature puts it, or the "total mix" of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement items; both the "quantitative" and "qualitative" factors outlined in ASC 250-10-S99.

Evaluation of Materiality

The following table reflects the change of the description of "Cost of Revenue" to "Network Access Costs" and the disaggregation of "Network Related Expenses" from "Selling, General and Administrative Expenses" for each of the three years ended December 31, 2013 in the Consolidated Statements of Operations giving effect to the changes previously discussed with the Staff.

(dollars in millions)	As Previously Reported	Proposed Adjustment	As Revised	% Change
Year Ended December 31, 2013
Cost of Revenue	$2,471	$(2,471)	$—	(100)%
Network Access Costs	—	2,471	2,471	100%
Network Related Expenses	0	1,207	1,207	100%
Selling, General and Administrative Expenses	2,376	(1,207)	1,169	(51)%
Total Costs and Expenses	5,647	—	5,647	—%

Year Ended December 31, 2012
Cost of Revenue	2,602	(2,602)	—	(100)%
Network Access Costs	—	2,602	2,602	100%
Network Related Expenses	0	1,238	1,238	100%
Selling, General and Administrative Expenses	2,450	(1,238)	1,212	(51)%
Total Costs and Expenses	5,801	—	5,801	—%

Year Ended December 31, 2011
Cost of Revenue	1,706	(1,706)	—	(100)%
Network Access Costs	—	1,706	1,706	100%
Network Related Expenses	0	901	901	100%
Selling, General and Administrative Expenses	1,770	(901)	869	(51)%
Total Costs and Expenses	4,281	—	4,281	—%

The change of (100)% to Cost of Revenue above is offset with the 100% change to Network Access Costs for all of the periods herein, as it represents only a change in the description of such line item as noted in the Company's response dated September 2, 2014.

The impact of the disaggregation of a portion of Selling, General and Administrative Expenses into a new line item, Network Related Expenses, results in a 51% reduction to the Company's previously reported presentation of Selling, General and Administrative Expenses and 0% change to Total Costs and Expenses for each of the fiscal years ended December 31, 2013, 2012 and 2011.

ASC 250-10-S99 provides the following as to quantitative materiality:
Quantitative materiality assessments often are made by comparing adjustments to revenues, gross profit, pretax and net income, total assets, stockholders' equity, or individual line items in the financial statements. The particular items in the financial statements to be considered as a basis for the materiality determination depend on the proposed adjustment to be made and other factors, such as those identified in this SAB. For example, an adjustment to inventory that is immaterial to pretax income or net income may be material to the financial statements because it may affect a working capital ratio or cause the registrant to be in default of loan covenants.

While the disaggregation of 51% of Selling, General and Administrative Expenses into the new line item, Network Related Expenses, for each of the years ended December 31, 2013, 2012 and 2011 is quantitatively significant to the previously reported individual line item disclosure for Selling, General and Administrative Expenses, it is not material to the Company's previously issued financial statements when considered as a whole and when considered with the total mix of information that a reasonable person would consider important. Specifically, the proposed revision does not affect the Company’s previously reported Consolidated Revenue, Total Costs and Expenses, Loss from Continuing Operations, Net Loss, or Loss per Share in the Consolidated Statement of Operations or any items reported in the Consolidated Balance Sheets or the Consolidated Statements of Comprehensive Loss, Cash Flows or Changes in Stockholders’ Equity (Deficit). As indicated in ASC 250-10-S99 above, the Company has considered the significance to the individual line item previously reported as Selling, General and Administrative Expenses, and noted that a disaggregation of this line item does not impact the factual context in which the user of its financial statements would view both the "quantitative" and "qualitative" factors of these financial statement items. In addition to the consideration of the factors noted in ASC 250-10-S99-1, the Company also considered other qualitative factors that indicate that the large amount of the error is not material.  Specifically, the Company believes its investors consider the costs incurred to support its business and its communications network to be a single component of operating expense, as they represent a relatively fixed cost component of operating an infrastructure based company.

In addition to the quantitative analysis, ASC 250-10-S99-1 details several qualitative considerations that should be included in the "total mix" of information available in an evaluation of materiality. The Company's consideration of these factors are noted below:

1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The Network Related Expenses that had previously been included within Selling, General and Administrative Expenses represent costs incurred regardless of the level of revenue, as they are provided by non-dedicated personnel responsible for the operation and maintenance of the Company's communication network including the functions of service installation/delivery and service management/repair, as well as global network services similar to other centralized functions within General and Administrative expenses as further detailed in the Company's response dated September 2, 2014. Responsibilities of these personnel include installing services, but also include disconnecting services from customers who have disconnected or terminated the service, ongoing maintenance of the network and route optimization activities associated with the network that benefit existing and future customers. As such, these functions and activities are not segregated in direct support of revenue generating activities, just as the other centralized functions included in Selling, General and Administrative Expenses (such as corporate marketing, information technology and other corporate functions including legal, finance, strategy and human resources) do not directly support revenue generating activities. Accordingly, these costs have been consistently classified and disclosed within the Company's policies described in Management's Discussion and Analysis as a component of Selling, General and Administrative Expenses.

Similarly, facility rent, utilities, maintenance and other costs include expenses (such as colocation and network space rent) that are not included as Cost of Revenue as they are each related to the operation of the Company's communication network as part of the underlying infrastructure costs and are not dependent on revenue generation or a continuous process or cycle to acquire future sales as contemplated by ASC 330-50-05-2. The same is true for utilities, maintenance and other costs that are part of Selling, General and Administrative Expenses as they are period costs that are part of the centralized costs of operating the Company's ongoing infrastructure supported by the personnel who are responsible for the operation and maintenance of its communications network. Therefore, these network related expenses represent the ongoing activities needed to support the network. The disaggregation of certain of these network related costs from Selling, General and Administrative Expenses involves a degree of imprecision inherent in the estimate for the reasons enumerated above.

2. Whether the misstatement masks a change in earnings or other trends. Whether the misstatement affects company-specific trends and performance metrics that are important to investors.

A change in the presentation of a portion of the Network Related Expenses that had previously been included within Selling, General and Administrative Expenses does not mask a change in earnings or other trends. As noted above, the change does not alter any subtotal or total in the Consolidated Financial Statements. The change does not affect Consolidated Revenue, Total Costs and Expenses, Loss from Continuing Operations, Net Loss, or Loss per Share in the Consolidated Statement of Operations or any items reported in the Consolidated Balance Sheets or the Consolidated Statements of Comprehensive Loss, Cash Flows or Changes in Stockholders’ Equity (Deficit). The disaggregation of these line items presented within Total Costs and Expenses does not mask any other trends, affect company-specific trends, or performance metrics that are important to investors.

Presented below is a summary of previously reported amounts and the revised amounts relating to the disaggregation of a portion of the Network Related Expenses that had previously been included within Selling, General and Administrative Expenses, as well as the margin as a percent of revenue.

Trend Analysis
	Year Ended
($ in Millions)	12/31/2013	12/31/2012	12/31/2011

Revenue	6,313	6,376	4,333

Network Access Costs	2,471	2,602	1,706
Revenue less Network Access Costs	3,842	3,774	2,627
Margin %	60.9%	59.2%	60.6%

Network Related Expenses	1,207	1,238	901
Revenue less Network Access Costs and Network Related Expenses	2,635	2,536	1,726
Margin %	41.7%	39.8%	39.8%

Selling, General & Administrative (reported) "SG&A"	2,376	2,450	1,770
% of Revenue	37.6%	38.4%	40.8%
Selling, General & Administrative (revised)	1,169	1,212	869
% of Revenue	18.5%	19.0%	20.1%

% change to reported SG&A	(50.8)%	(50.5)%	(50.9)%

The trend analysis above demonstrates that the change in the line item presentation would not change the trend in the Company's definition of Gross Margin (Revenue - Network Access Costs) utilized in its press releases and disclosed as a Non-GAAP measure, and would not change the trend if investors or other users considered a margin analysis that took into account the other network related expenses in the revised presentation. As part of its conclusion, the Company considered that its investors and other users of its financial statements focus primarily on other performance metrics as drivers of the valuation of Level 3 and as performance metrics, specifically Adjusted EBITDA and Free Cash Flow. While Gross Margin is a component of the operating results that drive the financial performance reported in Loss from Operations or Net Loss, the financial performance does not change with the disaggregation of the line item presentation on the Consolidated Statement of Operations.

The Company's presentation of Gross Margin (Revenue less Network Access Costs) provides investors with a measure of the efficiency of its network, and helps drive management's capital decisions needed to deliver operating results. As noted in our supplemental response dated September 2, 2014, the Company's network reach does not extend to all of its customers and it would be cost-prohibitive to do so, therefore the Network Access Costs which had been consistently reported and disclosed as Cost of Revenue since the Company's inception provide a measure for its investors to understand the direct costs incurred to provision services on its network. Communications with the Company's investors relating to gross margin are consistent with the definitions Level 3 has provided in its Regulation G disclosures of Non-GAAP Metrics which is set forth below:

Gross Margin ($) is defined as total revenue less cost of revenue from the Consolidated Statements of Operations. Management believes that gross margin is a relevant metric to provide to investors, as it is a metric that management uses to measure the margin available to the company after it pays third party network services costs; in essence, a measure of the efficiency of the company’s network (from Earnings Release dated July 29, 2014, emphasis added).

This is consistent with the Company's historical definition of Cost of Revenue, which "includes leased capacity, right-of-way costs, access charges and other third-party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses", and will not change in the revised presentation of Network Access Costs above. Further, although the Company presents gross margin (as defined above), the Company and its investors focus primarily on the performance metrics of Adjusted EBITDA and Free Cash Flow. These are the performance measures emphasized in the Company's earnings releases and investor calls, and will remain unchanged by the revisions proposed herein.

3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

A change in the presentation of a portion of the Network Related Expenses that had previously been included within Selling, General and Administrative Expenses does not hide a failure to meet analysts' consensus expectations for the Company. As evidenced by reports issued in relation to Level 3's stock performance, the key focus of analysts continue to include the Company's measures of Adjusted EBITDA and Free Cash Flow, as well as Revenue, Net Income (Loss) and Income (Loss) per Share all as reported on the Consolidated Statement of Operations. None of these measures are altered by the revised classification, as it does not impact any subtotal or total within its Consolidated Financial Statements nor does it change any Non-GAAP measure reported by the Company in accordance with Regulation G separately from its previously filed Securities Exchange Act of 1934 filings.

4. Whether the misstatement changes a loss into income or vice versa.

There is no effect on any subtotal or total presented in the Company's Consolidated Statement of Operations resulting from the change in presentation of a portion of the Network Related Expenses that had previously been included within Selling, General and Administrative Expenses. Accordingly, there is no change in Consolidated Revenue, Total Costs and Expenses, Loss from Continuing Operations, Net Loss, or Loss per Share in the Consolidated Statement of Operations or any items reported in the Consolidated Balance Sheets or the Consolidated Statements of Comprehensive Loss, Cash Flows or Changes in Stockholders’ Equity (Deficit).

5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

A change in the presentation of a portion of the Network Related Expenses that had previously been included within Selling, General and Administrative Expenses does not alter any segment presentation, and does not have a significant role in the Company’s operations or profitability.

6. Whether the misstatement affects the registrant’s compliance with regulatory requirements.

A change in the presentation of a portion of the Network Related Expenses that had previously been included within Selling, General and Administrative Expenses does not have an impact on compliance with regulatory requirements.

7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

A change in the presentation of a portion of the Network Related Expenses that had previously been included within Selling, General and Administrative Expenses does not have an impact on compliance with loan covenants or other contractual requirements.

8. Whether the misstatement has the effect of increasing management’s compensation.

A change in the presentation of a portion of the Network Related Expenses that had previously been included within Selling, General and Administrative Expenses does not have any effect on management's compensation. Senior management bonuses are subject to final approval by the Compensation Committee of the Company's Board of Directors, and are not based on Network Related Expenses or Selling, General and Administrative Expenses.

9. Whether the misstatement involves concealment of an unlawful transaction.

A change in the presentation of a portion of the Network Related Expenses that had previously been included within Selling, General and Administrative Expenses does not conceal any unlawful transactions.

Materiality Assessment and Conclusion

As noted above, the Company believes the proposal to revise the description of Cost of Revenue and disaggregate a portion of the Network Related Expenses that had previously been included within Selling, General and Administrative Expenses is not material to the Company's previously issued financial statements when considered as a whole, based on the total mix of information that a reasonable person would consider important including the quantitative and qualitative considerations presented above. Based on management's assessment above, the Company believes that its proposal to correct the presentation through a revision of its previously issued financial statements when the Company files its next Form 10-Q for the nine-months ended September 30, 2014 and corresponding Form 10-K for the year ended December 31, 2014 is appropriate under these circumstances.

The Company has reviewed its position outlined in this supplemental response with Carmen Bailey with the Department of Professional Practice of its external auditors, KPMG, as well as Mike Kelley, the Engagement Partner with KPMG, and they concur with the response included herein.

To further facilitate the Staff's review, the Company is supplementally providing all of the proposed disclosures resulting from the classification changes noted above, which would include all related narratives such as those provided in Management's Discussion & Analysis of Financial Condition and Results of Operations as well as proposed changes in the presentation of Gross Margin provided pursuant to Regulation G in the Company's Earnings Releases.

Proposed Presentation and Excerpt Disclosures to be conformed in the future filings:

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For each of the three years ended December 31,

(dollars in millions, except per share data)	2013	2012	2011
Revenue	$6,313	$6,376	$4,333
Costs and Expenses Exclusive of Depreciation and Amortization shown separately below:
Network Access Costs	2,471	2,602	1,706
Network Related Expenses	1,207	1,238	901
Depreciation and Amortization	800	749	805
Selling, General and Administrative Expenses	1,169	1,212	869
Total Costs and Expenses	5,647	5,801	4,281
Operating Income	666	575	52
Other Income (Expense):
Interest income	—	2	1
Interest expense	(649)	(733)	(716)
Loss on modification and extinguishment of debt, net	(84)	(160)	(100)
Other, net	(4)	(58)	(23)
Total Other Expense	(737)	(949)	(838)
Loss Before Income Taxes	(71)	(374)	(786)
Income Tax Expense	(38)	(48)	(41)
Loss from Continuing Operations	(109)	(422)	(827)
Income from Discontinued Operations, net	—	—	71
Net Loss	$(109)	$(422)	$(756)

Basic and Diluted Loss per Share
Loss per Share from Continuing Operations	$(0.49)	$(1.96)	$(6.03)
Income per Share from Discontinued Operations	—	—	0.52
Net Loss per Share	$(0.49)	$(1.96)	$(5.51)

Shares Used to Compute Basic and Diluted Loss per Share (in thousands)	222,368	215,356	137,176

The Company proposes to replace the following disclosure with the current description of Cost of Revenue within Footnote 1 to its Consolidated Financial Statements.

(1) Organization and Summary of Significant Accounting Policies

Network Access Costs for Communications Services

Network Access Costs includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs and other third party costs directly attributable to providing access to customer locations from the Level 3 network, but excludes Network Related Expenses, employee expenses, depreciation and amortization and related impairment expenses.

The Company recognizes the network access costs as they are incurred in accordance with contractual requirements. The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected by the supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes. The Company establishes appropriate network access costs reserves for disputed supplier billings based on an analysis of historical experience in resolving disputes with its suppliers.

In determining the amount of the network access costs and related accrued liabilities to reflect in its Consolidated Financial Statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting these disconnect notices and disputes to the provider of the network services, and compliance with its interconnection agreements with these carriers. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Network Related Expenses

Network Related Expenses includes certain expenses associated with the delivery of services to customers and the operation and maintenance of the Level 3 network, such as facility rent, utilities, maintenance and other costs, each related to the operation of its communications network, as well as salaries, wages and related benefits (including non-cash stock-based compensation expenses) associated with personnel who are responsible for the delivery of services, operation and maintenance of its communications network, but excludes depreciation and amortization.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses include the salaries, wages and related benefits (including non-cash, stock-based compensation expenses) and the related costs of its sales and corporate personnel, travel, insurance, non-network related rent, advertising, accretion expense on asset retirement obligations and other administrative expenses.

The Company proposes to replace the following table within its unaudited quarterly financial disclosure included in Footnote 19 to its Consolidated Financial Statements.

(19) Unaudited Quarterly Financial Data

	Three Months Ended
	March 31,		June 30,		September 30,		December 31,
	2,013	2,012	2,013	2,012	2,013	2,012	2,013	2,012
(dollars in millions except per share data)
Revenue	$1,577	$1,586	$1,565	$1,586	$1,569	$1,590	$1,602	$1,614
Network Access Costs	629	657	616	648	608	642	618	655
Network Related Expenses	301	314	298	301	312	308	296	315
Depreciation and Amortization	194	187	199	191	203	185	204	186
Selling, General and Administrative Expenses	298	312	312	313	294	317	265	270
Total Costs and Expenses	1,422	1,470	1,425	1,453	1,417	1,452	1,383	1,426
Operating Income	155	116	140	133	152	138	219	188
Other Income (Expense):
Interest Income	—	1	—	1	—	—	—	—
Interest expense	(169)	(189)	(167)	(181)	(165)	(188)	(148)	(175)
Gain (Loss) on extinguishments of debt, net	—	(61)	—	—	(17)	(49)	(67)	(50)
Other, net	(50)	9	14	(7)	23	(54)	9	(6)
Total Other Expense	(219)	(240)	(153)	(187)	(159)	(291)	(206)	(231)
Loss Before Income Taxes	(64)	(124)	(13)	(54)	(7)	(153)	13	(43)
Income Tax Expense	(14)	(14)	(11)	(8)	(14)	(13)	1	(13)
Net Income (Loss)	(78)	(138)	(24)	(62)	(21)	(166)	14	(56)
Income (Loss) per share (Basic and Diluted)	$(0.36)	$(0.66)	$(0.11)	$(0.29)	$(0.09)	$(0.76)	$0.06	$(0.26)

Consistent with the change in the description of Cost of Revenue to Network Access Costs in its 1934 Act filings, the Company is proposing to enhance certain of its Regulation G Non-GAAP disclosures in its earnings release as follows.

Non-GAAP Metrics

Pursuant to Regulation G, the company is hereby providing definitions of non-GAAP financial metrics and reconciliations to the most directly comparable GAAP measures.

The following describes and reconciles those financial measures as reported under accounting principles generally accepted in the United States (GAAP) with those financial measures as adjusted by the items detailed below and presented in the accompanying news release. These calculations are not prepared in accordance with GAAP and should not be viewed as alternatives to GAAP. In keeping with its historical financial reporting practices, the company believes that the supplemental presentation of these calculations provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis.

In addition, measures referred to in the accompanying news release as being calculated “on a constant currency basis” or "in constant currency terms" are non-GAAP metrics intended to present the relevant information assuming a constant exchange rate between the two periods being compared. Such metrics are calculated by applying the currency exchange rates used in the preparation of the prior period financial results to the subsequent period results.

Consolidated Revenue is defined as total revenue from the Consolidated Statements of Operations.

Core Network Services Revenue includes revenue from colocation and datacenter services, transport and fiber, IP and data services, and voice services (local and enterprise).

Network Access Costs includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs and other third party costs directly attributable to providing access to customer locations from the Level 3 network, but excludes Network Related Expenses, employee expenses, depreciation and amortization and related impairment expenses.

Network Related Expenses includes certain expenses associated with the delivery of services to customers and the operation and maintenance of the Level 3 network, such as facility rent, utilities, maintenance and other costs, each related to the operation of its communications network, as well as salaries, wages and related benefits (including non-cash stock-based compensation expenses) associated with personnel who are responsible for the delivery of services, operation and maintenance of its communications network, but excludes depreciation and amortization.

Network Access Margin ($) is defined as total Revenue less Network Access Costs from the Consolidated Statements of Operations, and excludes Network Related Expenses.

Network Access Margin (%) is defined as Network Access Margin ($) divided by total Revenue. Management believes that network access margin is a relevant metric to provide to investors, as it is a metric that management uses to measure the margin available to the company after it pays third party network services costs; in essence, a measure of the efficiency of the company’s network.

The following table reconciles Network Access Margin to Net Income (Loss):

Reconciliation of Network Access Margin to Net Income (Loss)

	Year Ended
($ in Millions)	12/31/2013	12/31/2012	12/31/2011

Revenue	$ 6,313	$ 6,376	$ 4,333
Network Access Costs	2,471	2,602	1,706

Network Access Margin	3,842	3,774	2,627

Network Related Expenses	1,207	1,238	901
Depreciation and Amortization	800	749	805
Selling, General and Administrative Expenses	1,169	1,212	869

Operating Income	666	575	52

Total Other Expense	(737)	(949)	(838)

Income Tax Expense	(38)	(48)	(41)
Income from Discontinued Operations, net	—	—	71
Net Loss	$ (109)	$(422)	$ (756)

*    *    *

As requested by the Staff, we acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2013;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sought to respond to all of your comments. If you have any further comments that you would like to have addressed, please let us know. If you have any questions, you may contact the undersigned at (720) 888-8286 or Neil Eckstein, Senior Vice President, Assistant General Counsel and Assistant Secretary at (720) 888-2514.

Sincerely,

/s/ Eric J. Mortensen

Eric J. Mortensen
Senior Vice President and Controller
Principal Accounting Officer